UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

HR MERGER SUB INC.

a wholly owned subsidiary of

HERC HOLDINGS INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

S. Wade Sheek

HR Merger Sub Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Telephone: (239) 301-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua Bonnie, Esq.

Jonathan Corsico, Esq.

Jonathan Ozner, Esq.

Katharine Thompson, Esq.

Benjamin Bodurian, Esq.

Simpson, Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Telephone: (202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Herc Holdings Inc., a Delaware corporation (“Herc”), and HR Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Herc (“Merger Sub”). This Schedule TO relates to the offer by Merger Sub to exchange for each outstanding share of common stock of H&E Equipment Services, Inc., a Delaware corporation (“H&E”), par value $0.01 per share (“H&E shares”), validly tendered and not validly withdrawn in the offer: $78.75 in cash and 0.1287 of a share of Herc common stock, par value $0.01 per share (which we refer to as “Herc common stock”), together with cash in lieu of any fractional H&E shares, in each case without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the preliminary prospectus/offer to exchange, dated March 19, 2025 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Herc has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated March 19, 2025, relating to the offer and sale of Herc common stock to be issued to holders of H&E shares validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Herc or Merger Sub, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 19, 2025, by and among Herc, Merger Sub and H&E, a copy of which is attached as Annex A to the Registration Statement, is incorporated into this Schedule TO by reference.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is H&E Equipment Services, Inc., a Delaware corporation. Its principal executive office is located at 7500 Pecue Lane, Baton Rouge, Louisiana 70809, and its telephone number at such address is (225) 298-5200.

(b) As of the close of business on March 14, 2025, there were 36,669,386 H&E shares issued and outstanding, which includes 266,116 H&E shares of unvested restricted stock awards that are outstanding and previously granted under the H&E 2016 Stock-Based Incentive Compensation Plan and the H&E Amended and Restated 2016 Stock-Based Incentive Compensation Plan (collectively, the “H&E Equity Plans”).

(c) The information concerning the principal market in which the shares of H&E shares are traded and certain closing sales prices for the shares of H&E shares in that principal market is set forth in “Comparative Stock Prices” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Herc Holdings Inc.” and “The Companies—HR Merger Sub Inc.” is incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Herc and Merger Sub” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Herc’s Reasons for the Offer and the Merger,” “The Offer—H&E’s Reasons for the Offer and the Merger; Recommendation of the H&E Board of Directors,” “Merger Agreement,” “Other Transaction Agreements” and “The Offer —Certain Relationships with H&E” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The cash portion of the transaction consideration and cash in lieu of any fractional Herc common stock will be paid from Herc’s cash on hand, proceeds from the sales of marketable securities, and new third-party debt financing. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

(b) The Offer and Merger are not subject to any financing conditions.

(d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Security Ownership of Certain Beneficial Owners and Management of H&E,” “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Herc’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with H&E” is incorporated into this Schedule TO by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of H&E shares; Delivery of Cash and Herc common stock” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The audited financial statements of Herc for the fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024 set forth in Item 8 of Herc’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 13, 2025, is incorporated into this Schedule TO by reference. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Unaudited Pro Forma Condensed Combined Financial Information” is incorporated into this Schedule TO by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2025

HERC HOLDINGS INC.

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber
Title:	President & Chief Executive Officer

HR MERGER SUB INC.

By:	/s/ Mark Humphrey
Name:	Mark Humphrey
Title:	Vice President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(incorporated by reference to Exhibit 99.4 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(E)	Form of Summary Advertisement.*

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Herc Registration Statement on Form S-4 filed on March 19, 2025)

(a)(5)(A)	Press Release issued by Herc Holdings Inc., dated as of February 18, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 18, 2025)

(a)(5)(B)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(C)	Communication to Analysts and Investors in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(D)	Joint Press Release issued by Herc Holdings Inc. and H&E Equipment Services, Inc., dated as of February 19, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 19, 2025)

(a)(5)(E)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 19, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(F)	Transcript of Investor Call held by Herc to discuss its proposal to acquire H&E Equipment Services, Inc., dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(G)	Infographic describing the benefits of Herc’s acquisition of H&E Equipment Services, Inc., dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(H)	Employee FAQ discussing the Herc and H&E transaction, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(I)	Communication to H&E employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(b)(1)	Commitment Letter, dated February 19, 2025, by and between Crédit Agricole Corporate and Investment Bank and Herc Holdings Inc. (incorporated by reference to Exhibit 99.9 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(b)(2)	Amended and Restated Commitment Letter, dated March 11, 2025, by and among Crédit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., Wells Fargo Bank, NA, Bank of Montreal, Capital One, National Association, MUFG Bank, Ltd., ING Capital LLC, PNC Bank, National Association, Sumitomo Mitsui Banking Corporation, The Toronto-Dominion Bank, New York Branch, Goldman Sachs Bank USA, Regions Capital Markets, a division of Regions Bank, Truist Securities, Inc., Truist Bank and KeyBank National Association (incorporated by reference to Exhibit 99.10 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(1)	Agreement and Plan of Merger, dated February 19, 2025, by and among H&E Equipment Services, Inc., Herc Holdings Inc. and HR Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Herc Holdings Inc. on February 20, 2025).

(d)(2)	Confidentiality Agreement, dated January 24, 2025, by and between Herc Rentals Inc and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.6 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(3)	First Amendment to Confidentiality Agreement, dated February 12, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.7 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(4)	Clean Team Confidentiality Agreement, dated February 13, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.8 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	filed herewith